UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 13, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                  KPN announces completion of EUR 250 million share repurchase programme, dated 13 September 2005;

•                  XS4ALL to acquire hcc!net, dated 13 September 2005.

Press release

Date
September 13, 2005
KPN announces completion of EUR 250 million share repurchase programme	Number
042pe

KPN announces that its EUR 250 million share repurchase programme, announced on August 9, 2005 was completed yesterday, September 12, 2005. Since August 9, a total of 32.8 million shares was repurchased at an average price of EUR 7.62 per share. All of these shares were purchased via the secondary trading line, which was introduced on March 1, 2005 for reasons of tax-efficiency.

Since December 2004, KPN has repurchased 181 million shares, representing 7.8% of the total number of outstanding shares. Cancellation of these shares will now commence, a process which will be concluded before the end of 2005.

In 2005 KPN has returned EUR 2.1 billion to shareholders, consisting of EUR 1.2 billion share repurchases and EUR 0.9 billion dividend thereby delivering on its commitment to return excess cash to shareholders. KPN will review its excess cash position in February, 2006.

Press release

Date
September 13, 2005
XS4ALL to acquire hcc!net	Number
043pe

KPN subsidiary XS4ALL intends to acquire Dutch internet provider hcc!net. Both parties signed a letter of intent to this end on 7 September 2005. The final purchase agreement is expected to be signed on 1 November 2005.

hcc!net, also known as CAS Internet, has some 55,000 ADSL customers and around 20,000 dial-in customers. Following the acquisition, KPN will have more than 1.2 million ADSL customers.

This intended acquisition forms a further step in KPN’s strategy of strengthening its position on the broadband market in the Netherlands. Earlier this year, KPN announced it had acquired CistroN, Freeler and a portion of Tiscali’s broadband customer base.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 14, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel